UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
CORNERWORLD CORPORATION
12222 Merit Drive
Suite 120
Dallas, Texas 75251
INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
     This Information Statement is being mailed on or about August 17, 2007, by Cornerworld Corporation (the “Company”) to the holders of record of shares of its Common Stock as of the close of business on August 10, 2007. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.
     You are receiving this Information Statement in connection with the appointment of two new members to the Company’s Board of Directors, in place of all current members of the Board, as a result of a change in control of the Company.
     CornerWorld Corporation (OTCBB: CWRL) provides an interactive Web-based platform for both amateur and professional creators of original content, their fans, friends and families, to connect with one another in an intuitive, secure and grassroots environment. The Company takes social networking to the next level: allowing all users to stream live video feeds, share pictures, files, music, video, opinion; send and receive emails, live chat, and create interactive classified ads and invitations.
     The Company also offers free “business manager” services for anyone with sellable content. From comedians to candidates, musicians, models and movie-makers, the Company is committed to celebrating individuality and fostering creation. The Company is currently free to join in four levels of membership: amateurs, rated amateurs, instant professionals and professionals. The Company intends to earn revenues through online advertising in addition to revenues which may be generated by the sale of member-created content and intends to continue developing additional features that will generate incremental revenue as “premium” offerings on a pay-per-use basis.
     On May 11, 2007, Olympic Weddings International, Inc. (“Olympic Wedding” or the “Company”) entered into a Share Exchange Agreement (the “Agreement”) with CornerWorld, Inc. (“CornerWorld”), a private company formed under the laws of Delaware, and the shareholders of CornerWorld (the “CornerWorld Shareholders”) pursuant to which the Company agreed to acquire (the “Acquisition”), subject to the satisfaction of the conditions to closing as outlined in the Agreement, all of the outstanding shares of common stock of CornerWorld from the CornerWorld Shareholders. As consideration for the acquisition of the shares of CornerWorld, the Company agreed to issue an aggregate of 62,700,000 shares of Common stock, $0.001 par value (the “Common Stock”) to the CornerWorld Shareholders. In connection with the Agreement, on May 4, 2007 the Company filed a Certificate of Amendment with the Nevada Secretary of State changing its name from Olympic Weddings International, Inc. to CornerWorld Corporation, as well as increasing the Company’s authorized shares of common stock from 75,000,000 shares to 260,000,000 shares and the creation of 10,000,000 shares of “blank check” preferred stock.
     As part of the Agreement, as amended, 3,000,000 of the outstanding shares of common stock of the Company have been deposited by such shareholder in a brokerage account for sale, and the balance of the issued and outstanding shares of common stock held by the Olympic Wedding shareholders have been placed in escrow pending the closing pursuant to the escrow agreement (the “Escrow Agreement”) entered into on May 11, 2007 with the Continental Stock Transfer and Trust Company as escrow agent (“Escrow Agent”). The parties have agreed that proceeds of up to $750,000 from the sale of the 3,000,000 shares are to be delivered to the holders of the 11,400,000 shares, and any and all of the remaining 3,000,000 shares which have not been sold shall be returned to the Company for cancellation.

     The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning each person chosen for our Board of Directors has been furnished to us by each individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.
CERTAIN INFORMATION REGARDING THE COMPANY
     In connection with the closing of the Agreement, Mssrs. Brent Sheppard, Patrick Wallace and Brian Pierson resigned as directors of the Company, and Scott Beck and Kelly Larabee Morlan were appointed as members to the Baord of Directors of the Company.
     To the best of the Company’s knowledge, none of the incoming directors are currently a director, or hold any position with the Company or have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Voting Securities
     Our authorized capital consists of 250,000,000 shares of common stock with a par value of $0.001, and 10,000,000 shares of preferred stock with a par value of $0.001. At the close of business on August 15, 2007, the Company had 74,100,000 shares of Common Stock issued and outstanding.
Security Ownership of Certain Beneficial Owners and Management
     The following table sets forth certain information, as of August 15, 2007 with respect to the beneficial ownership of the Company’s outstanding common stock. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

	Common Stock	Percentage of
Name of Beneficial Owner (1)	Beneficially Owned	Common Stock (2)
Brent Sheppard	51,300,000	69%
Brian Pierson	5,700,000	8%
Patrick Wallace	5,700,000	8%
All officers and directors as a group (3 persons)	62,700,000	85%

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o 1453 Johnston Road, #71510, White Rock, British Columbia, Canada, V4B 5J5.

(2)	Applicable percentage ownership is based on an assumption of 74,100,000 shares of common stock outstanding as of August 15, 2007, together with other securities exercisable or convertible into shares of common stock within 60 days of such date by each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently obtainable or obtainable within 60 days of August 15, 2007 by exercise or conversion of other securities are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
Changes to the Board of Directors
     The following sets forth the names of the current Directors, nominees for Director and executive officers of the Company, and the principal positions with the Company held by such persons. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of its operations in the past and the short time elapsed since the Merger, but plans to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. There are no family relationships among any of the Directors, nominees or executive officers.
     After the closing of the Agreement, Scott Beck will serve as Chairman of the Board. In addition, in connection with the closing under the Agreement: (i) each of the following officers of the Company submitted their resignations: Mssrs. Brent Sheppard, Patrick Wallace and Brian Pierson and (ii) the following individuals will be elected as officers of the Company: Scott Beck — President and Kelly Larabee Morlan — Secretary and Treasurer. The Company’s executive offices have been relocated to: 12222 Merit Drive, Suite 120, Dallas, Texas 75251.
Resigning Directors and Executive Officers
Mr. Brent Sheppard, President, CEO, Principal Executive Officer, Member of the Board of Directors
     Reverend Brent Sheppard has served as our President and a member of the Board of Directors since November 9th, 2004. Sheppard also served as Secretary/Treasurer from November 9th until his resignation on April 26, 2005.
     Mr. Sheppard is presently self employed. Since 1999 and up to the present he has been a full time Marriage Chaplaincy, offering wedding officiate services and counseling to couples from the Greater Vancouver area. He currently performs 100-150 weddings each year and is the recognized Marriage Chaplain at such wedding venues as Newlands in Langley British Columbia, Northview in Surrey, British Columbia, and Minoru Chapel in Richmond, British Columbia, as well as itinerating in the Greater Vancouver area to perform many different types of ceremonies.
     In 1992, he was approached by Watabe International Wedding services which had just opened an office in Vancouver. They were seeking a Minister to perform wedding ceremonies for Japanese couples choosing Vancouver for their destination wedding. Over a five year period Rev. Sheppard performed nearly 500 Japanese weddings, further developing his cross-cultural communication skills and his understanding of the Destination Wedding Industry.
     In 1990, he was signed on by Excel Talent Inc, one of Vancouver’s Talent Agencies. They continue to represent him both as a speaker and as an actor. He has appeared in principal roles on over a hundred Film/TV shows and/or commercials.
     In 1986, in honor of his theological pursuits and for his work with Vancouver’s Inner City youth he was given Ministerial credentials by the Apostolic Church of Pentecost Inc, whose head office is located in Calgary Alberta Canada. In June 1982, he completed a three year internship at a local church in Vancouver, British Columbia, where he continued in a ministerial position until 1999 when he retired from his itinerant youth ministries.
     After graduating from Burnaby Central Senior Secondary, Burnaby, British Columbia, in June, 1978, Mr. Sheppard went on to pursue and completed a Diploma course in June, 1980 in Theological Studies at Jubilee Bible College and at Regents College, located on the campus of the University of British Columbia.
Patrick Wallace, Secretary/Treasurer, Member of the Board
     Mr. Patrick Wallace has served as Secretary/Treasurer and Director since April 26, 2005. Mr. Patrick Wallace presently serves as a consultant and chief accounts executive for Key Innovations a supplier of marketing and promotional products in the Greater Vancouver region of British Columbia. He also owned and operated a part-time, seasonal venture called YakiNiku’s from April 2004 until September 2006, offering authentic Japanese cuisine to attendee’s of some of the special events in British Columbia.
     In September 1997, Mr. Wallace launched his own company called Progressive Promotionals, which was a supplier of promotional products. He established a portfolio of national and international clients such as Kraft Foods and McDonalds. The proprietorship became a British Columbia registered Limited company in September 2000. Mr.Wallace served as President and CEO and was the majority shareholder. In February 2004, he sold his interest in the company to Key Innovations where presently he continues to hold a management position.

     In April 1991, Mr. Wallace accepted a sales position with Noram Promotional Supplies in Vancouver, British Columbia, where he established himself as a marketer and supplier of marketing and promotional products. When this company was sold in 1997, Mr. Wallace launched his own company, Progressive Promotionals.
     From September 1980 through March 1991, Mr. Wallace, with a partner owned and operated Honey’s Cafe in Vancouver’s Historic Gastown where his location became a destination for tourists and locals alike.
     From 1974 through 1980, Mr. Wallace pursued and completed his studies and received a certificate in Restaurant Management and Culinary Development while attending at BCIT (British Columbia Institute of Technology) and the Vancouver Vocational Institute in British Columbia.
     Mr. Patrick Wallace was born and raised in Nagoya Japan. His formative years of education were at the Nagoya International School where he developed his language and people skills as a result of being immersed in a foreign and diverse culture.
Mr. Brian Pierson, Member of the Board of Directors
     Mr. Brian Pierson has served on the Board of Directors since April 26, 2005. Mr. Brian Pierson is presently serving as the director of Teen Challenge British Columbia, a non-profit organization in Yarrow, British Columbia. Teen Challenge British Columbia is a one-year residential program that helps people who struggle with life controlling addictions. He accepted this position in April 2003.
     From September 1996 to March of 2003, Mr. Pierson was a self employed professional counselor. During this period, he served as an adjunct professor at Trinity Western University in Langley, British Columbia. He served as a group facilitator for Tanya Swaren Management Training and Consulting in Langley, British Columbia and an employment counselor for the Surrey Employment Centre in Surrey, British Columbia.
     In 1982, Mr. Brian Pierson received a Bachelor of Arts degree in Biblical Literature and Counseling from Northwest College, Kirkland, Washington, and in 1988 he received a Master of Arts Degree in Counseling Psychology from the University of British Columbia, Vancouver, British Columbia.
Director and Executive Officer Nominees
Scott Beck, President, Chairman of the Board of Directors
     In November of 2005, Mr. Beck launched Beck Ventures, Inc. located in Dallas, Texas. The company is a full service Investment Management company focused on four sectors; Real Estate, Energy, Technology and Financial Services. Mr. Beck is President and has assembled a talented team of experienced executives to assess investment opportunities for these four sectors.
     In April 2003 Mr. Beck formed B Oil Investments of Dallas, Texas. The company is a private Equity group to promote oil and gas exploration within the Barnett shale between Dallas and Ft. Worth Texas. Mr. Beck is currently responsible for leases throughout the Barnett Shale.
     Beginning in January of 2003 Mr. Beck was elected to the Board of Directors of United Texas Bank in Dallas, Texas a position he currently maintains.
     Mr. Beck was a junior Partner at Atid Capital Partners LLC in Manhattan, New York, from 2001-2003. He was responsible for sourcing, structuring and executing private equity transactions and was responsible for creating new business concepts that promoted acquisition and merger opportunities for their client companies.
     From 2000 through 2001 Mr. Beck was an Associate Vice President at JP Morgan Chase, in Manhattan, New York. Mr. Beck was responsible for the creation of new business concepts; and worked with executive members of the Bank to develop frameworks for their new products and services. Additionally, he actively invested in new business opportunities, raised follow on capital for existing portfolio companies and negotiated their sales, mergers and licenses.

     From 1998 through 2000 Mr. Beck was an associate banker with the Leveraged Finance Group of SG Cowen in Manhattan, New York. Mr. Beck structured high yield bond transactions, and actively pursued new business prospects for High Yield Bonds in Europe and the United States.
     From 1997 through 1998 Mr. Beck was a senior auditor with Ernst and Young in Dallas where he evaluated, planned, and fulfilled audit and consulting engagements. Mr. Beck’s clients included Time Warner, Dallas Mavericks, GE Capital Corp., and Carlson Capital.
     Mr. Beck earned a Master Degree in Business from the University of Texas at Austin in 1997 with Additional Emphasis on Management Information Systems, and a Bachelors of Business Administration from the University of Texas at Austin in 1996.
Kelly Larabee Morlan, Secretary, Treasurer, Member of the Board of Directors
     Ms. Morlan is a strategist who has helped promote and guide numerous progressive technology ideas and businesses. She focuses on communications, executive strategy and creating visibility via public media. She is currently on the advisory boards of several early stage technology businesses, as well as the Encanto Palmcroft Historic Preservation Association and the Phoenix Parks and Conservation Foundation.
     Most recently Ms. Morlan led all communications & strategy for Skype Technologies, the leading global Internet telephony company, from its inception to its sale to eBay in late 2005 for $2.6 billion.
     Prior to joining Skype, Ms. Morlan worked with Skype founders Niklas Zennstrom and Janus Friis on KaZaA, and continued directing all aspects of media and communications strategy for KaZaA after its sale to Sharman Networks through May 2003. Ms. Morlan continued to advocate for consensus solutions for issues related to file sharing with the Distributed Computing Industry Association (www.DCIA.info), the Washington, DC based consortium of companies up until the Supreme Court ruling on issues related to file sharing.
     Ms. Morlan joined Alexander Communications in 1996 and left as a vice president of Alexander Ogilvy in 2001. She moved from Denver to Phoenix in 1997 and worked remotely to the San Francisco and LA offices. Larabee primarily ran pr for idealab!, but she also managed marcom for Ziff-Davis’s GameSpot and Computer Shopper/NetBuyer, Infobeat, Hollywood Stock Exchange, Heidrick and Struggle’s LeadersOnline, Visitalk, Hewlett-Packard’s Enterprise Systems Group, and Nortel’s acquisition of Bay Networks.
     Prior to joining Alexander Ogilvy, Ms. Morlan worked as a PR consultant for a variety of clients including America Online at the Washington , D.C. office of Fleishman-Hillard Inc. She assisted in the creation of the Interactive Working Group, the AOL lead coalition of ISPs that pressed Microsoft to open Windows 95. She created a consumer privacy program for MasterCard International, and wrote the summation of MasterCard’s telemarketing fraud program that earned a Silver Anvil Award.
     Her final project in Washington , D.C. was with key non-profit organizations to support the Clinton administration’s youth anti-smoking initiatives and create the Campaign for Tobacco-Free Kids with Bill Novelli. Ms. Morlan began her career in the United States Senate as a staff assistant to Senator Herb Kohl from 1992 to 1995.
Executive Compensation
With respect to Olympic Weddings International, Inc.:
     The Executive Officers have not received any compensation since the date of incorporation of our Company, and we did not accrue any compensation. There are no securities authorized for issuance under any equity compensation plan, or any options, warrants, or rights to purchase our common stock.
With respect to CornerWorld, Inc.:
     The Executive Officers of CornerWorld, Inc. have not received any compensation since the date of incorporation of our Company on September 1, 2006, and we did not accrue any compensation. There are no securities authorized for issuance under any equity compensation plan, or any options, warrants, or rights to purchase our common stock.

Section 16(a) Beneficial Ownership Reporting Compliance
     Section 16(a) of the Exchange Act requires the Company’s executive officers, directors and persons who own more than 10% of a registered class of the Company’s equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission “SEC”) and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.
     Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended April 30, 2007, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.
Compensation of Directors
     We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.
Pension and Retirement Plans
     Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.
Employment Agreements
     We do not have written employment agreements with any of our key employees.
Audit Committee
     Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and are seeking potential independent directors. We are seeking experienced businesspeople and plan to appoint an individual qualified as an audit committee financial expert.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, CornerWorld Corporation has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.
DATED: August 16, 2007

CornerWorld Corporation
By:	/s/ Brent Sheppard
Brent Sheppard
President/CEO, Principal Executive Officer